ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

March 21, 2007

  Symbol “AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: OTC BB

ACREX TO COMPLETE AIRBORNE GEOPHYSICAL SURVEYS ON ITS SPANISH MOUNTAIN PROPERTIES

Acrex Ventures Ltd. (“Acrex”) is pleased to announce that it has signed an agreement with Aeroquest Limited to complete an airborne geophysical survey over its optioned Spanish Mountain-Hepburn Lake mineral properties located near Likely in the Cariboo region of British Columbia.  The agreement is for a minimum 200 line kilometers of time domain electromagnetic and magnetic survey.  The survey will cover both the Hepburn Lake and Spanish Mountain portions of the Acrex optioned properties.  It is presently expected that the survey will commence in late April 2007.

The airborne geophysical survey will assist in the identification of lithologies favourable to hosting bulk-mineable gold deposition, similar to that currently under exploration on the adjacent Skygold Ventures Ltd. and Wild Rose Resources Ltd. Spanish Mountain joint venture gold project.  The geology consists of sedimentary formations that have been altered, and in places, sheared.  They host significant fine quartz and carbonate veining as well as common pyritic-bearing sections.  In 2006 the joint venture completed an airborne geophysical survey that helped to define an extensive zone of interest that is in part trending to the west towards the Acrex optioned claims.  To date, the best gold-bearing intercepts from diamond drilling on the Acrex properties have been returned from samples of carbonaceous mudstone containing veined and disseminated pyrite (see Acrex news release dated January 17, 2007).

The potentially gold-bearing carbonaceous mudstone units can be traced by electromagnetic variations using geophysical procedures.  The scheduled Aeroquest Limited airborne magnetic/electromagnetic survey will assist in defining sedimentary horizons with potential to host gold-bearing structures.  The survey will also tie the gold-bearing intercepts of significance from the diamond drilling completed by Acrex in 2006 to the trend of regional sedimentary structures.  Follow-up detailed soil geochemical sampling, combined with bedrock trenching and eventual drilling of targets produced from the geophysical survey has been recommended.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

  “T.J. Malcolm Powell”

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.